SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT ("**Agreement**"), dated as of December 13, 2023, is made by and among Pathos AI, Inc., a Delaware corporation ("**Parent**"), WK Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("**Merger Sub**"), and the undersigned holder ("**Stockholder**") of shares of common stock, par value $0.001 per share (the "**Company Common Stock**"), of Rain Oncology Inc., a Delaware corporation (the "**Company**"). Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Merger Agreement (as defined below).

WHEREAS, Stockholder is, as of the date hereof, the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), which meaning will apply for all purposes of this Agreement) of the number of shares of Company Common Stock set forth opposite the name of Stockholder on Schedule 1 attached hereto (all such Shares, together with any securities convertible into or exercisable or exchangeable or redeemable for Shares, and any New Shares (defined in Section 3 below), the "**Shares**");

WHEREAS, Parent, Merger Sub and the Company have entered into an Agreement and Plan of Merger, dated as of December 13, 2023, by and among Parent, Merger Sub and the Company (as such agreement may be subsequently amended or modified, the "**Merger Agreement**"), which provides, among other things, for Merger Sub to commence a tender offer for all of the issued and outstanding shares (other than Excluded Shares) of Company Common Stock (the "**Offer**") and, following the completion of the Offer, the merger of Merger Sub with and into the Company, with the Company surviving that merger, on the terms and subject to the conditions set forth in the Merger Agreement (the "**Merger**");

WHEREAS, the board of directors of the Company (the "**Board**") has, prior to the execution and delivery of this Agreement, taken all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL and any other Takeover Law are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the transactions contemplated hereby (the "**203 Approval**"); and

WHEREAS, as an inducement and a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement, and in consideration of the substantial expenses incurred and to be incurred by them in connection therewith, the Stockholder has agreed to enter into and perform this Agreement.

NOW, THEREFORE, in consideration of, and as a condition to, Parent and Merger Sub entering into the Merger Agreement and proceeding with the transactions contemplated thereby, and in consideration of the expenses incurred and to be incurred by Parent in connection therewith, the parties hereto agree as follows:

1.   Agreement to Tender Shares.

(a)   Subject to the terms of this Agreement and the 203 Approval (which has been obtained prior to the execution of this Agreement), Stockholder hereby agrees that it shall irrevocably tender its Shares, or cause its Shares to be validly and irrevocably tendered, into the

Offer pursuant to and in accordance with the terms of the Offer, free and clear of all Liens (as defined below) (except for Permitted Liens (as defined below)). Without limiting the generality of the foregoing, as promptly as practicable after, but in no event later than the fifth (5th) business day after, the commencement of the Offer pursuant to Section 1.1 of the Merger Agreement, Stockholder shall deliver pursuant to the terms of the Offer all of the Shares owned by Stockholder as of the date of such tender (the "**Tender Date**") together with the letter of transmittal and all other documents or instruments that are required to be delivered pursuant to the terms of the Offer in order to effect the valid tender of Stockholder's Shares. If Stockholder acquires any Shares after the Tender Date, Stockholder shall tender into the Offer such Shares prior to the earlier of (x) the fifth (5th) business day following the date that Stockholder shall acquire such Shares and (y) the Expiration Date. Stockholder agrees that, once its Shares are tendered, Stockholder shall not withdraw any of such Shares from the Offer, unless and until (i) this Agreement shall have been terminated in accordance with Section 2 hereof or (ii) the Offer shall have been terminated in accordance with the Merger Agreement. Upon the occurrence of (i) or (ii) in the preceding sentence, Parent and Merger Sub shall promptly return, and shall cause any depository or paying agent, including the Payment Agent, acting on behalf of Parent and Merger Sub, to return all tendered Shares to Stockholder.

(b)   Upon receipt of payment in full for all of its Shares pursuant to the Merger Agreement, Stockholder agrees that any and all rights incident to its ownership of Shares (including any rights to recover amounts, if any, that may be determined to be due to any stockholder or former stockholder of the Company), including but not limited to rights arising out of Stockholder's ownership of Shares prior to the transfer of such Shares to Merger Sub or Parent pursuant to the Offer or pursuant to the Merger Agreement, shall be transferred to Merger Sub and Parent upon the transfer to Merger Sub or Parent of Stockholder's Shares.

2.   Expiration Date. As used in this Agreement, the term "**Termination Date**" shall mean the earliest to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be validly terminated pursuant to Article VIII thereof, (c) an amendment of the Merger Agreement, without the prior written consent of Stockholder, that decreases the amount, or changes the form, of consideration payable to all stockholders of the Company pursuant to the terms of the Merger Agreement and (d) the mutual written agreement of the parties to terminate this Agreement. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, such termination or expiration shall not relieve any party from liability for any common law fraud or willful, knowing and material breach of this Agreement prior to termination hereof.

3.   Additional Purchases. The Stockholder agrees that any Shares of the Company (and any securities convertible into or exercisable or exchangeable or redeemable for Shares) that the Stockholder purchases or with respect to which the Stockholder otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) after the execution of this Agreement and prior to the Termination Date, including, without limitation, by the exercise of a Company Option or the vesting or settlement of a Company RSU ("**New Shares**"), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares as of the date hereof and the representation and warranties in Section 5 below shall be true and correct as of the date that beneficial ownership (as defined in Rule 13d-3 under the

Exchange Act) of such New Shares is acquired. The Stockholder agrees to promptly notify Parent in writing of the nature and amount of any New Shares.

4.   Agreement to Retain Shares and Other Covenants.

(a)   From and after the date hereof until the Termination Date, except as otherwise provided herein (including pursuant to Section 1 or Section 7) or in the Merger Agreement, Stockholder shall not, and Stockholder shall cause each of its subsidiaries not to: (i) voluntarily or involuntarily, transfer, assign, sell, gift-over, hedge, pledge or otherwise dispose (whether by sale or merger, liquidation, dissolution, dividend or distribution, by operation of Law or otherwise) of, enter into any derivative arrangement with respect to, create or suffer to exist any Liens (except for Permitted Liens) on or consent to any of the foregoing ("**Transfer**"), any or all of the Shares or any right or interest therein; (ii) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer; (iii) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent with respect to any of the Shares with respect to any matter that is, or that is reasonably likely to be exercised in a manner, inconsistent with the transactions contemplated by the Merger Agreement or the provisions thereof; (iv) deposit any of the Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Shares; or (v) directly or indirectly, take or cause the taking of any other action that would restrict, limit or interfere with the performance of Stockholder's obligations hereunder or the transactions contemplated hereby. Without limiting the foregoing, at all times commencing with the execution and delivery of this Agreement and continuing until Termination Date, Stockholder shall not tender the Shares into any tender or exchange offer commenced by a Person other than Parent, Merger Sub or any other Subsidiary of Parent.

(b)   The Stockholder hereby agrees not to commence or participate in, assist or knowingly encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any Action, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective successors or their Affiliates and each of their successors and assigns and their respective directors and officers (i) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the Offer Acceptance Time or the Closing), except to enforce the terms thereof or (ii) alleging a breach of any duty of the Board in connection with the Merger Agreement, this Agreement or the transactions contemplated thereby or hereby.

5.   Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent as follows:

(a)   Stockholder (i) is the beneficial owner of the Shares set forth opposite Stockholder's name on Schedule 1 to this Agreement and (ii) except as set forth in Schedule 1 to this Agreement, neither holds nor has any beneficial ownership interest in any other shares of Company Common Stock or any performance based stock units, restricted stock, restricted stock units, deferred stock units, options, warrants or other right or security convertible into or exercisable, exchangeable or redeemable for shares of Company Common Stock.

(b)   Stockholder has the full power and authority to execute and deliver this Agreement and to perform Stockholder's obligations hereunder, subject to applicable federal securities laws and the terms of this Agreement; if the Stockholder is not an individual, it is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has taken all action necessary, to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, and no other proceedings on the part of the Stockholder are necessary to authorize this Agreement, the performance of Stockholder's obligations hereunder and the consummation of the transactions contemplated hereby.

(c)   This Agreement (assuming this Agreement constitutes a valid and binding agreement of Parent and Merger Sub) has been duly executed and delivered by or on behalf of the Stockholder and constitutes a valid and binding agreement with respect to the Stockholder, enforceable against the Stockholder in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(d)   The shares of Company Common Stock and the certificates, if any, representing the Shares owned by Stockholder are now, and at all times during the term hereof will be, held by Stockholder, by a nominee or custodian for the benefit of Stockholder or by the depository under the Offer, free and clear of any liens, claims, charges, proxies, powers of attorney, rights of first offer or rights of first refusal, voting agreement or voting trust or any other agreement, arrangement, or restriction with respect to the voting of such Shares, or other encumbrances or restrictions of any kind whatsoever ("**Liens**"), and has sole or shared, and otherwise unrestricted, voting power with respect to such Shares, except for (i) any such Liens arising hereunder (in connection therewith any restrictions on transfer or any other Liens have been waived by appropriate consent) and (ii) Liens imposed by federal or state securities laws (collectively, "**Permitted Liens**").

(e)   Neither the execution and delivery of this Agreement by such Stockholder nor the consummation of the transactions contemplated hereby nor compliance by such Stockholder with any provisions herein will (i) if such Stockholder is not an individual, violate, contravene or conflict with or result in any breach of any provision of the certificate of incorporation or bylaws (or other similar governing documents) of such Stockholder, (ii) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity on the part of such Stockholder, except for compliance with the applicable requirements of the Securities Act, the Exchange Act or any other United States or federal securities laws and the rules and regulations promulgated thereunder, (iii) violate, conflict with, or result in a breach of any provisions of, or require any consent, waiver or approval or result in a default or loss of a benefit (or give rise to any right of termination, cancellation, modification or acceleration or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any Contract or other legally binding instrument or obligation to which such Stockholder is a party or by which such Stockholder or any of its assets may be bound, (iv) result (or, with the giving of notice, the passage of time or otherwise, would result) in the creation or imposition of any Lien on any assets (including Shares) of such Stockholder (other than one created by Parent or Merger Sub) or (v) violate any Law applicable to such Stockholder or by which any of its assets (including Shares) are bound, except as would not, in the case of each of clauses (iii) and (iv), reasonably be expected to have, individually or in the aggregate, a material adverse effect on such Stockholder's ability to timely perform its obligations under this Agreement.

(f)   No broker, investment banker, financial advisor, finder, agent or other Person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with this Agreement, the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement based upon arrangements made by or on behalf of the Stockholder in his or her capacity as such.

(g)   The Stockholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder's execution and delivery of this Agreement.

(h)   There is no suit, claim, action, investigation or other proceeding pending or, to the knowledge of Stockholder, threatened by, against, or involving or affecting Stockholder and/or any of its Affiliates before or by any Governmental Entity that would reasonably be expected to prevent or materially delay or impair the performance by Stockholder of its obligations hereunder or impair the ability of Stockholder to consummate the transactions contemplated hereby.

6.   Representations and Warranties of Parent and Merger Sub. Each of Parent and Merger Sub hereby represents and warrants to Stockholder as follows:

(a)   Each of Parent and Merger Sub are a corporation, both duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of the jurisdiction of its organization, and each of Parent and Merger Sub has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement.

(b)   This Agreement has been duly authorized, executed and delivered by each of Parent and Merger Sub, and, assuming the due authorization, execution and delivery of this Agreement on behalf of Stockholder, constitutes the valid and binding obligations of each of Parent and Merger Sub, enforceable against each of them in accordance with their terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(c)   Except for violations and defaults that would not adversely affect Parent's or Merger Sub's ability to perform any of its obligations under, or consummate any of the transactions contemplated by, this Agreement or the Merger Agreement, the execution and delivery of this Agreement or the Merger Agreement by each of Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions contemplated hereby or thereby will not cause a violation by Parent or Merger Sub of any legal requirement applicable to Parent or Merger Sub. Neither Parent nor Merger Sub is required to make any filing with or to obtain any consent from any Person at or prior to the Acceptance Time or the Effective Time in connection with the execution and delivery of this Agreement and the Merger Agreement or the consummation by Parent or Merger Sub of any of the transactions contemplated by this Agreement or the Merger Agreement, except: (i) as may be required by the Exchange Act, General Corporation Law of the State of Delaware (the "**DGCL**") or other applicable Laws; or (ii) where the failure to make any such filing or obtain any such consent would not adversely affect Parent's or Merger Sub's ability to perform any of its obligations under, or consummate any of the transactions contemplated by, this Agreement and the Merger Agreement.

7.   Irrevocable Proxy Coupled with an Interest. Subject to the second to last sentence of this Section 7, for so long as this Agreement has not been validly terminated in accordance with its terms, the Stockholder does hereby appoint Parent with full power of substitution and resubstitution, as the Stockholder's true and lawful attorney and irrevocable proxy, to the fullest extent of the Stockholder's rights with respect to the Shares, to vote, each of such Shares solely with respect to the matters set forth in Section 1 hereof at any meeting of the stockholders of the Company occurring during the term of this Agreement or any adjournment or postponement thereof. THE STOCKHOLDER INTENDS THIS PROXY TO BE IRREVOCABLE AND COUPLED WITH AN INTEREST HEREUNDER UNTIL THE TERMINATION DATE AND SUCH PROXY SHALL NOT BE TERMINATED BY OPERATION OF ANY LAW OR UPON THE OCCURRENCE OF ANY OTHER EVENT OTHER THAN THE TERMINATION OF THIS AGREEMENT OR OCCURRENCE OF THE TERMINATION DATE, IN EACH CASE PURSUANT TO SECTION 2 ABOVE, AND THE STOCKHOLDER HEREBY REVOKES ANY PROXY PREVIOUSLY GRANTED BY THE STOCKHOLDER WITH RESPECT TO THE SHARES AND, EXCEPT AS SET FORTH IN THIS SECTION OR IN SECTION 12 HEREOF, IS INTENDED TO BE IRREVOCABLE IN ACCORDANCE WITH THE PROVISIONS OF SECTION 212 OF THE DGCL. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Termination Date. The Stockholder hereby revokes any proxies previously granted, agrees to cause to be revoked any proxies that such Stockholder has heretofore granted with respect to the Shares and represents that none of such previously-granted proxies are irrevocable. The Stockholder hereby affirms that the irrevocable proxy set forth in this Section 7 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of Stockholder under this Agreement. If during the term of this Agreement for any reason the proxy granted herein is not irrevocable, then Stockholder agrees that it shall vote its Shares in accordance with this Section 7 as instructed by Parent in writing. The parties agree that the foregoing shall be a voting agreement created under Section 218 of the DGCL.

8.   No Solicitation. Stockholder shall not, and, if not an individual, shall cause each of its controlled Affiliates, and its and their respective officers and directors (if applicable) not to, and will instruct and use commercially reasonable efforts to cause any of its other Affiliates or Representatives acting on its or their behalf to, directly or indirectly, (a) solicit, initiate, endorse or knowingly induce, knowingly encourage or knowingly facilitate (including by way of furnishing information) any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal or Acquisition Inquiry, (b) engage or participate in any discussions or negotiations or cooperate in any way not permitted by this Section 8 regarding any proposal the consummation of which would constitute an Acquisition Proposal or Acquisition Inquiry, (c) furnish or disclose any information or data concerning the Company or any of the Company's Subsidiaries to any person in connection with any proposal

the consummation of which would constitute an Acquisition Proposal or Acquisition Inquiry or (d) approve or recommend, make any public statement approving or recommending, or enter into any agreement related to, any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal or Acquisition Inquiry, in each case except as expressly permitted by Section 6.13 of the Merger Agreement and subject to the covenants, restrictions and obligations set forth therein.

9.   No Limitation on Discretion as Director or Fiduciary. Notwithstanding anything herein to the contrary, the covenants and agreements set forth herein shall not prevent the Stockholder, (a) if the Stockholder is serving on the Board, from exercising his duties and obligations as a director of the Company or otherwise taking any action, subject to the applicable provisions of the Merger Agreement, while acting in such capacity as a director of the Company, (b) if the Stockholder or any of its Representatives is an officer of the Company, from exercising his or her duties and obligations as an officer of the Company or otherwise taking any action permitted by the Merger Agreement, or (c) if the Stockholder is serving as a trustee or fiduciary of any ERISA plan or trust, from exercising his duties and obligations as a trustee or fiduciary of such ERISA plan or trust. The Stockholder is executing this Agreement solely in his, her or its capacity as a stockholder.

10.   Further Assurances. The Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement. If Stockholder is a married individual and any of the Shares constitutes community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, such Stockholder shall deliver to Parent, concurrently herewith, a duly executed consent of such Stockholder's spouse, in the form attached hereto as Exhibit I.

11.   Notice. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered if delivered in person, (ii) on the next business day if transmitted by national overnight courier or (iii) on the date delivered if sent by e-mail (provided confirmation of email receipt is obtained), to Parent or Merger Sub to the address or email address set forth in Section 9.2 of the Merger Agreement and to each Stockholder at its, his or her address or email address set forth opposite such Stockholder's name on Schedule 1 attached hereto (or at such other address or email address for a party hereto as shall be specified by like notice).

12.   Certain Restrictions.

(a)   During the term of this Agreement, the Stockholder shall not, directly or indirectly, take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect in any material respect.

(b)   The Stockholder shall notify Parent of any development occurring after the date hereof that causes, or that would reasonably be expected to cause, any breach of any of the representations and warranties of such Stockholder set forth in Section 5 above.

(c)   Stockholder hereby (i) waives and agrees not to exercise any rights (including under Section 262 of the DGCL) to demand appraisal of any Shares or rights to dissent from the Merger which may arise with respect to the Merger and (ii) agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or other proceeding, against Parent, Merger Sub, the Company or any of their respective directors, officers or successors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the making or consummation of the Offer or consummation of the Merger, including any proceeding (x) challenging the validity of, or seeking to enjoin the operation of, any provision of the Merger Agreement or this Agreement or (y) alleging a breach of any fiduciary duty of the Board in connection with the Merger Agreement or the transactions contemplated thereby.

13.   Disclosure.

(a)   The Stockholder shall permit the Company and Parent to disclose in all documents and schedules filed with the U.S. Securities and Exchange Commission (the "**SEC**") that Parent determines to be necessary in connection with the Merger and any transactions related to the Merger, the Stockholder's identity and ownership of Shares and the nature of the Stockholder's commitments, arrangements and understandings under this Agreement; provided that the Stockholder shall have a reasonable opportunity to review and approve such disclosure prior to any such filing, such approval not to be unreasonably withheld, conditioned or delayed. None of the information relating to the Stockholder provided by or on behalf of the Stockholder in writing for inclusion in such documents and schedules filed with the SEC will, at the respective times that such documents and schedules are filed with the SEC or are first mailed, contain any untrue statement of material fact or omit to state any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Stockholder agrees to promptly give Parent any information it may reasonably request for the preparation of any such disclosure documents, and the Stockholder agrees to promptly notify Parent of any required corrections with respect to any written information supplied by the Stockholder specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect.

(b)   The Stockholder shall not make any public announcement regarding this Agreement and the transactions contemplated hereby without the prior written consent of Parent, except as may be required by applicable Law (provided that reasonable notice of any such disclosure will be provided to Parent and the Stockholder shall reasonably consult with Parent and Merger Sub with respect to such disclosure).

14.   Adjustments. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company affecting the Shares, the terms of this Agreement shall apply to the resulting securities and the term "Shares" shall be deemed to refer to and include such securities.

15.   Stop Transfer Instructions. At all times commencing with the execution and delivery of this Agreement and continuing until the Termination Date, in furtherance of this

Agreement, the Stockholder hereby authorizes the Company or its counsel to notify the Company's transfer agent that there is a stop transfer order with respect to all of the Shares of the Stockholder (and that this Agreement places limitations on the voting and transfer of such Shares).

16.   Binding Effect and Assignment. All of the covenants and agreements contained in this Agreement shall be binding upon, and inure to the benefit of, the respective parties and their permitted successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be. This Agreement shall not be assignable by operation of Law or otherwise; provided that Parent may designate, prior to the Effective Time, by written notice to the Stockholder, another subsidiary to be a party to this Agreement; provided that such assignment shall not relieve Parent of its obligations hereunder or otherwise enlarge, alter or change any obligation of the Stockholder or due to Parent or such other subsidiary. Any assignment in contravention of the preceding sentence shall be null and void.

17.   No Waivers. No waivers of any breach of this Agreement extended by Parent to the Stockholder shall be construed as a waiver of any rights or remedies of Parent with respect to any other stockholder of the Company who has executed an agreement substantially in the form of this Agreement with respect to Shares held or subsequently held by such stockholder or with respect to any subsequent breach of the Stockholder or any other such stockholder of the Company. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

18.   Governing Law; Jurisdiction and Venue. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without regard to its rules of conflict of laws. The parties hereto hereby irrevocably and unconditionally consent to and submit to the exclusive jurisdiction of the courts of the State of Delaware and of the United States of America located in such state (the "**Delaware Courts**") for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agree not to commence any litigation relating thereto except in such courts), waive any objection to the laying of venue of any such litigation in the Delaware Courts and agree not to plead or claim in any Delaware Court that such litigation brought therein has been brought in any inconvenient forum.

19.   WAIVER OF JURY TRIAL. THE PARTIES HERETO HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION OR PROCEEDING RELATED TO OR ARISING OUT OF THIS AGREEMENT, ANY DOCUMENT EXECUTED IN CONNECTION HEREWITH AND THE MATTERS CONTEMPLATED HEREBY AND THEREBY.

20.   No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Board has approved, for purposes of any applicable anti-takeover laws and regulations, and any applicable provision of the Company's Amended and Restated Certificate of Incorporation, the transactions contemplated by the Merger Agreement, (b) the Merger

Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

21. <u>Entire Agreement; Amendment</u>. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto.

22. <u>Effect of Headings</u>. The section headings herein are for convenience only and shall not affect the construction of interpretation of this Agreement.

23. <u>Severability</u>. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

24. <u>Specific Performance</u>. The parties hereto agree that irreparable damage would occur and that the parties hereto would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Delaware Courts without proof of damages and, in any action for specific performance, each party hereto waives the defense of adequacy of a remedy at law and waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which they are entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived. The parties hereto further agree that by seeking the remedies provided for in this <u>Section 24</u>, a party shall not in any respect waive its right to seek any other form of relief that may be available to such party under this Agreement (including monetary damages) for breach of any of the provisions of this Agreement or in the event that the remedies provided for in this <u>Section 24</u> are not available or otherwise are not granted.

25. <u>Expenses</u>. All fees and expenses incurred in connection this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

26. <u>Counterparts; Effectiveness; Signatures</u>. This Agreement may be executed in any number of counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF)), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other

party. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

[*Signature Page Follows*]

IN WITNESS WHEREOF, Parent, Merger Sub and Stockholder have caused this Agreement to be duly executed and delivered as of the date first written above.

STOCKHOLDER

BIOTECHNOLOGY VALUE FUND, L.P.

By: /s/ Mark Lampert

Name: Mark Lampert
Title: Chief Executive Officer BVF I GP LLC, itself General Partner of Biotechnology Value Fund, L.P.

BIOTECHNOLOGY VALUE FUND II, L.P.

By: /s/ Mark Lampert

Name: Mark Lampert
Title: Chief Executive Officer BVF II GP LLC, itself General Partner of Biotechnology Value Fund II, L.P.

BIOTECHNOLOGY VALUE TRADING FUND OS LP

By: /s/ Mark Lampert

Name: Mark Lampert
Title: President BVF Inc., General Partner of BVF Partners L.P., itself sole member of BVF Partners OS Ltd., itself GP of Biotechnology Value Trading Fund OS LP

INVESTMENT 10, LLC

By: /s/ Mark Lampert

Name: Mark Lampert
Title: President BVF Inc., General Partner of BVF Partners L.P., itself attorney-in-fact for Investment 10, LLC

MSI BVF SPV, LLC

By: /s/ Mark Lampert

Name: Mark Lampert
Title: President BVF Inc., General Partner of BVF Partners L.P., itself attorney-in-fact for MSI BVF SPV, LLC

GORJAN HRUSTANOVIC

By: /s/ Gorjan Hrustanovic

Name: Gorjan Hrustanovic
Title: Director

IN WITNESS WHEREOF, Parent, Merger Sub and Stockholder have caused this Agreement to be duly executed and delivered as of the date first written above.

PATHOS AI, INC.

By: /s/ Ryan Fukushima
Name: Ryan Fukushima
Title: Chief Executive Officer

WK MERGER SUB, INC.

By: /s/ Ryan Fukushima
Name: Ryan Fukushima
Title: Chief Executive Officer

SCHEDULE 1

Stockholder Name, Address & Email Address	Company Common Stock	Company Options	Company RSUs	Total Shares
Biotechnology Value Fund, L.P. c/o BVF Partners LP 44 Montgomery Street 40th FL San Francisco CA 94104 kratky@bvflp.com	4,605,945			4,605,945
Biotechnology Value Fund II, L.P. c/o BVF Partners LP 44 Montgomery Street 40th FL San Francisco CA 94104 kratky@bvflp.com	3,443,923			3,443,923
Biotechnology Value Trading Fund OS LP c/o BVF Partners LP 44 Montgomery Street 40th FL San Francisco CA 94104 kratky@bvflp.com	526,935			526,935
Investment 10, LLC c/o BVF Partners LP 44 Montgomery Street 40th FL San Francisco CA 94104 kratky@bvflp.com	55,291			55,291
MSI BVF SPV LLC c/o BVF Partners LP 44 Montgomery Street 40th FL San Francisco CA 94104 kratky@bvflp.com	188,144			188,144
Gorjan Hrustanovic c/o BVF Partners LP 44 Montgomery Street 40th FL San Francisco CA 94104 kratky@bvflp.com		55,000		55,000